SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

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COMPASS BANCSHARES, INC.	**COMPASS TRUST III**
(Exact name of Registrant as Specified in Its Charter)	(Exact name of Registrant as Specified in Its Charter)
DELAWARE	**DELAWARE**
(State or Other Jurisdiction of Incorporation or Organization)	(State or Other Jurisdiction of Incorporation or Organization)
63-0593897	**TO BE APPLIED FOR**
(I.R.S. Employer Identification Number)	(I.R.S. Employer Identification Number)
	C/O COMPASS BANCSHARES, INC.
15 SOUTH 20TH STREET	**15 SOUTH 20TH STREET**
BIRMINGHAM, ALABAMA 35233	**BIRMINGHAM, ALABAMA 35233**
(205) 297-3000	**(205) 297-3000**
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)	(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

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If this form relates to the registration of a class of securities pursuant to 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

Securities Act registration file numbers to which this form relates: 333-84160

Securities to be registered pursuant to Section 12(b) of the Act:

7.35% Capital Securities of Compass Trust III

Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1.   **Description of Registrant' Securities to be Registered**

   The information relating to the securities of Compass Trust III (the "Trust") and Compass Bancshares, Inc. (the "Company") (the Trust and the Company are referred to herein as the "Registrants") required by Item 202 of Regulation S-K is hereby incorporated by reference to the information presented under the captions "Description of Capital Securities", "Description of Guarantees" and "Description of Junior Subordinated Debt Securities" in the prospectus and "Certain Terms of the Capital Securities", "Certain Terms of the Junior Subordinated Debt Securities" and "Relationship Among the Capital Securities, the Junior Subordinated Debt Securities and the Guarantee" in the prospectus supplement included in the registration statement on Form S-3 (Registration No. 333-84160).

Item 2.   **Exhibits**

   4.1   Specimen Capital Security Certificate (included as part of Exhibit 4.3).

   4.2   Specimen Junior Subordinated Debt Security Certificate (included as part of Exhibit 4.4).

   4.3   Form of Amended and Restated Trust Agreement among the Company, JPMorgan Chase Bank, as Property Trustee, Chase Manhattan Bank USA, National Association, as Delaware Trustee, and the Administrative Trustees named therein (incorporated by reference to Exhibit 4(u) to Compass Bancshares, Inc. registration statement on Form S-3, registration no. 333-84160).

   4.4   Form of Junior Subordinated Indenture between the Company and JPMorgan Chase Bank, as Property Trustee (incorporated by incorporated by reference to Exhibit 4(o) to Compass Bancshares, Inc. registration statement on Form S-3, registration no. 333-84160).

   4.5   Form of Guarantee Agreement between the Company and JPMorgan Chase Bank, as Guarantee Trustee (incorporated by reference to Exhibit 4(w) to Compass Bancshares, Inc. registration statement on Form S-3, registration no. 333-84160).

   4.6   Certificate of Trust of Compass Trust III (incorporated by reference to Exhibit 4(p) to Compass Bancshares, Inc. registration statement on Form S-3, registration no. 333-84160).

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrants have duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

Compass Bancshares, Inc.
(registrant)

Date: March 13, 2002

By: /s/ D. Paul Jones, Jr.

D. Paul Jones, Jr.
Its Chairman and Chief Executive Officer

Compass Trust III

Date: March 13, 2002

By: Compass Bancshares, Inc., as
Depositor

By: /s/ D. Paul Jones, Jr.

D. Paul Jones, Jr.
Its Chairman and Chief Executive Officer

EXHIBIT INDEX

4.1   Specimen Capital Security Certificate (included as part of Exhibit 4.3).

4.2   Specimen Junior Subordinated Debt Securities (included as part of Exhibit 4.4).

4.3   Form of Amended and Restated Trust Agreement among the Company, JPMorgan Chase Bank, as Property Trustee, Chase Manhattan Bank USA, National Association, as Delaware Trustee, and the Administrative Trustees named therein (incorporated by reference to Exhibit 4(u) to Compass Bancshares, Inc. registration statement on Form S-3, registration no. 333-84160).

4.4   Form of Junior Subordinated Indenture between the Company and JPMorgan Chase Bank, as Property Trustee (incorporated by incorporated by reference to Exhibit 4(o) to Compass Bancshares, Inc. registration statement on Form S-3, registration no. 333-84160).

4.7   Form of Guarantee Agreement between the Company and JPMorgan Chase Bank, as Guarantee Trustee (incorporated by reference to Exhibit 4(w) to Compass Bancshares, Inc. registration statement on Form S-3, registration no. 333-84160).

4.8   Certificate of Trust of Compass Trust III (incorporated by reference to Exhibit 4(p) to Compass Bancshares, Inc. registration statement on Form S-3, registration no. 333-84160).